UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Radiation Therapy Services, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

750323206

(CUSIP Number)

James L. Elrod, Jr.

Vestar Capital Partners V, L.P.

245 Park Avenue, 41st Floor

New York, New York 10167

(212) 351-1600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Michael Movsovich

Kirkland & Ellis LLP

153 East 53rd Street

New York, New York 10022

(212) 446-4800

October 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750323206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Radiation Therapy Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,811,140 (1) (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,811,140 (1) (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 40.4%

14.	Type of Reporting Person (See Instructions) OO

(1) Includes 603,077 shares issuable upon exercise of options exercisable within 60 days of October 19, 2007.

CUSIP No. 750323206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vestar Capital Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,811,140 (1) (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,811,140 (1) (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 40.4%

14.	Type of Reporting Person (See Instructions) PN

(1) Includes 603,077 shares issuable upon exercise of options exercisable within 60 days of October 19, 2007.

CUSIP No. 750323206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vestar Associates V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Scotland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,811,140 (1) (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,811,140 (1) (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 40.4%

14.	Type of Reporting Person (See Instructions) PN

(1) Includes 603,077 shares issuable upon exercise of options exercisable within 60 days of October 19, 2007.

CUSIP No. 750323206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vestar Managers V Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,811,140 (1) (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,811,140 (1) (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 40.4%

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 603,077 shares issuable upon exercise of options exercisable within 60 days of October 19, 2007.

CUSIP No. 750323206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel E. Dosoretz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,897,027 (2) (See Item 5)

	9.	Sole Dispositive Power 3,897,027 (2) (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,897,027 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.0%

14.	Type of Reporting Person (See Instructions) IN

(2) Includes 403,077 shares issuable upon exercise of options exercisable within 60 days of October 19, 2007.

CUSIP No. 750323206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Howard M. Sheridan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,261,159 (See Item 5)

	9.	Sole Dispositive Power 2,261,159 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,261,159 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 750323206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James H. Rubenstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,624,745 (3) (See Item 5)

	9.	Sole Dispositive Power 2,624,745 (3) (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,624,745 (3) (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.8%

14.	Type of Reporting Person (See Instructions) IN

(3) Includes 200,000 shares issuable upon exercise of options exercisable within 60 days of October 19, 2007.

CUSIP No. 750323206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael J. Katin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,028,209 (See Item 5)

	9.	Sole Dispositive Power 1,028,209 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,028,209 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Radiation Therapy Services, Inc., a Florida corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2234 Colonial Boulevard, Fort Myers, Florida, 33907.

Item 2.	Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(1)   Radiation Therapy Investments, LLC (“RTI”), a Delaware limited liability company wholly owned by Vestar Capital Partners V, L.P.

(2)   Vestar Capital Partners V, L.P. (“Vestar”), a Cayman Islands exempted limited partnership. The general partner of Vestar is Vestar Associates V, L.P.

(3)   Vestar Associates V, L.P. (“Associates”), a Scottish limited partnership.  The general partner of Associates is Vestar Managers V Ltd.

(4)   Vestar Managers V Ltd., a Cayman Islands exempted company (“Managers”).

(5)   Daniel E. Dosoretz, whose principal occupation is President, Chief Executive Officer, Director and physician of the Issuer.

(6)   Howard M. Sheridan, whose principal occupation is Chairman of the Board of Directors of the Issuer.

(7)   James H. Rubenstein, whose principal occupation is Medical Director, Secretary, Director and physician of the Issuer.

(8)   Michael J. Katin, whose principal occupation is Director and physician of the Issuer.

RTI was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (as defined below) and has not engaged in any activities except in connection with these transactions.  Vestar, Associates, and Managers are affiliates of Vestar Capital Partners, a New York-based private equity firm principally engaged in the business of investing and managing their private equity investments.

The entities set forth in clauses (1) through (4) are collectively hereinafter referred to as the “Acquiring Entities.”  The business address for the Acquiring Entities is c/o Vestar Capital Partners V, L.P., 245 Park Avenue, 41st Floor, New York, New York, 10167.  The name, position, citizenship and business address of the executive officers and directors of RTI and Managers are set forth on Schedule A hereto.

The individuals set forth in clauses (5) through (8) are collectively hereinafter referred to as the “Management Holders.”  Each of the Management Holders is a United States citizen. The business address for the Management Holders is Radiation Therapy Services, Inc., 2234 Colonial Boulevard, Fort Myers, Florida, 33907.

The Acquiring Entities and the Management Holders (collectively, the “Reporting Persons”) may constitute a “group” for purposes of Rule 13d-5 under the Exchange Act with respect to their beneficial ownership of the Common Stock and are collectively referred to as the “Reporting Group.”  The Reporting Group expressly disclaims that they have agreed to act as a group other than as described in this statement.  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit 99.1 and incorporated herein by reference.  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.  This report on Schedule 13D constitutes the original report of the Reporting Group.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On October 19, 2007, a special committee of the board of directors of the Issuer approved, and the Issuer, RTI, Radiation Therapy Services Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of RTI (“Holdings”), and RTS MergerCo, Inc., a Florida corporation and wholly owned subsidiary of Holdings (“MergerSub”), entered into, an Agreement and Plan of Merger (the “Merger Agreement”) providing that, upon the terms and subject to the conditions thereof, MergerSub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Holdings.

If the Merger is consummated, the transactions contemplated by the Merger Agreement and the payment of related transaction fees and expenses will be financed from the following sources: (a) up to $410 million from borrowings under a senior credit facility, the commitment for which is evidenced by the Bank Commitment Letter described below, (b) up to $165 million in gross proceeds from the issuance and sale by Holdings of unsecured senior subordinated notes or, in the event the notes are not issued at the time the Merger is consummated, borrowings of up to $165 million under a senior subordinated unsecured credit facility, the commitment of which is evidenced by the Bank Commitment Letter described below, (c) up to $560 million in equity contributed by Vestar and its affiliates, the commitment for which is evidenced by the Equity Commitment Letter described below, and (d) approximately $100 million in the form of a contribution by existing shareholders of the Issuer (including the Management Holders) of their shareholdings indirectly into Holdings.

Pursuant to that certain commitment letter (the “Bank Commitment Letter”) from Wachovia Bank, National Association (“Wachovia Bank”), Wachovia Investment Holdings, LLC (“Wachovia Investments”) and Wachovia Capital Markets, LLC (“Wachovia Securities”) to Holdings dated as of October 19, 2007 and attached hereto as Exhibit 99.3, and subject to the conditions set forth therein, it is anticipated that Holdings will obtain (i) a $410 million senior secured credit facility (the “Senior Credit Facility”) from Wachovia Bank, with Wachovia Bank as sole and exclusive administrative agent and Wachovia Securities (acting alone or through or with affiliates selected by it) as sole lead bookrunner and sole lead arranger, and (ii) $165 million in either (A) gross proceeds from the issuance and sale by Holdings of unsecured senior subordinated debt securities (the “Senior Subordinated Notes”) or (B) borrowings under a senior subordinated unsecured credit facility from Wachovia Investments (the “Bridge Facility”).  Wachovia Securities will act as bookrunning manager, underwriter, initial purchaser and placement agent for (x) the Senior Subordinated Notes or (y) if the Bridge Facility is funded upon consummation of the Merger, the issuance or sale of any debt securities for the purpose of refinancing all or a portion of the outstanding amounts under the Bridge Facility.  Funding of the Senior Credit Facility and the Senior Subordinated Notes or the Bridge Facility remains subject to the satisfaction of certain conditions, a summary of which is included in Appendix A within Exhibit 99.3 attached hereto, which is incorporated herein by reference.

Pursuant to that certain equity commitment letter from Vestar to Holdings dated as of October 19, 2007 and attached hereto as Exhibit 99.4 (the “Equity Commitment Letters”), Vestar has agreed to make capital contributions of up to $560,000,000 to Holdings in exchange for equity of RTI in order to enable Holdings and Merger Sub to consummate the Merger and the other transactions contemplated by the Merger Agreement.  These contributions are subject to (i) Vestar determining that all of the conditions to the obligations of Holdings and MergerSub under the Merger Agreement have been satisfied or waived and (ii) the concurrent consummation of the Merger.

As of the date of this statement, the Acquiring Entities have not paid any funds or other consideration for purchases of Common Stock.

The descriptions of the Merger Agreement, the Bank Commitment Letter and the Equity Commitment Letter do not purport to be complete and are qualified in their entirety by reference to the complete text thereof, copies of which are filed as Exhibits 99.2, 99.3 and 99.4 hereto, respectively, and incorporated herein by reference.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction

The Merger Agreement provides that each issued and outstanding share of Common Stock (other than those held by the Issuer, any subsidiary of the Issuer or by RTI or MergerSub, which will be cancelled, and other than the shares held by shareholders who have exercised their statutory appraisal rights under the laws of the state of Florida) will be treated in the Merger as follows:

(a)   except as otherwise provided in clause (b) below, each share of Common Stock outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $32.50 per share in cash, without interest thereon (the “Merger Consideration”); and

(b)   certain shares of Common Stock owned by the Management Holders will be contributed to RTI immediately prior to the effective time of the Merger in exchange for the right to receive equity in RTI, and such shares of Common Stock will in turn be contributed to Holdings and be cancelled and retired by virtue of the Merger.

In addition, each share of restricted stock of the Issuer outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the Merger Consideration, and all outstanding options to purchase shares of Common Stock, whether or not then exercisable or vested (each, an “Option”), will become vested at the effective time of the Merger and entitle the holders thereof to receive, for each share of Common Stock subject to the Option, an amount in cash equal to the excess, if any, of the Merger Consideration over the exercise price per share of Common Stock subject to such Option.

The Merger is subject to various conditions, including but not limited to (i) approval of the Merger Agreement and the Merger by the Issuer’s shareholders, (ii) the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, (iii) the receipt of all regulatory approvals required for the consummation of the Merger, and (iv) the absence of any temporary restraining order, injunction or other order issued by any governmental authority or other legal restraint or prohibition preventing the consummation of the Merger.

In connection with the execution of the Merger Agreement, on October 19, 2007, each of the Management Holders entered into a support and voting Agreement with RTI and Holdings, which is attached hereto as Exhibit 99.8, 99.9, 99.10 or 99.11, respectively (such agreements, collectively, the “Support Agreements”), pursuant to which each such person has agreed, among other things:

(a)   to vote all shares of Common Stock owned by such person (A) in favor of the Merger Agreement, (B) against any action that would reasonably be expected to result in a breach by the Issuer of the Merger Agreement or a breach by the Management Holders of the Support Agreements, (C) against any amendment to the articles of incorporation or by-laws of the Issuer or any other action that would reasonably be expected to frustrate the Merger, and (D) against any alternative acquisition proposal involving the Issuer and/or its subsidiaries;

(b)   to grant an irrevocable proxy coupled with an interest to RTI, which grant would supersede all previous grants of proxy by such person, and to appoint RTI as such person’s attorney-in-fact;

(c)   not to dispose of or encumber any of the shares of Common Stock or Options held by such person before the consummation of the Merger;

(d)   not to solicit any alternative acquisition proposal involving the Issuer and/or its subsidiaries, unless such action is permitted pursuant to the terms of the Merger Agreement;

(e)   to contribute a portion of his shares of Common Stock to RTI immediately prior to the effective time of the Merger in exchange for units of limited liability company interest in RTI;

(f)    to waive any enhanced severance, compensation, tax gross up or other “change of control” payments that would become payable to such person as a result of the consummation of the Merger; and

(g)   to enter into a number of agreements in connection with the consummation of the Merger, as more fully described in Item 6 below.

One of the purposes of the Support Agreements is to secure the support of certain significant holders of Common Stock for the proposed Merger contemplated by the Merger Agreement. There can be no assurance, however, that the proposed Merger will be consummated or as to the timing or terms thereof. The Support Agreements will terminate upon the earlier to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement pursuant to its terms.

As a result of the Merger, (i) the by-laws of the surviving corporation would be those of MergerSub, replacing the current by-laws of the Issuer, (ii) the Common Stock would cease to be authorized to be quoted on any national securities exchange or over-the-counter market, (iii) the Common Stock would be removed from registration under the Exchange Act, (iv) the directors of the surviving corporation will be designated pursuant to the Securityholders Agreement (as defined below), and (v) the officers of the Issuer would become the officers of the surviving corporation.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated herein by reference.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

The Issuer has represented in the Merger Agreement that as of the close of business on September 30, 2007, there were 23,694,919 shares of Common Stock outstanding (including 20,711 shares of restricted stock).  As of October 19, 2007, the Reporting Persons beneficially own an aggregate of 9,811,140 shares of Common Stock (including 603,077 shares issuable upon the exercise of Options exercisable within 60 days of October 19, 2007), or approximately 40.4% of the Common Stock then outstanding.

By virtue of their potential status as a “group” for purposes of Rule 13d- 5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the shares owned by other members.  Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(a) and (b)

(1)   Pursuant to irrevocable proxies granted by the Management Holders (See Item 4 to this Schedule 13D), RTI shares beneficial ownership of the right to vote 9,811,140 shares of Common Stock (including 603,077 shares issuable upon the exercise of Options exercisable within 60 days of the formation of the “group”), constituting approximately 40.4% of the Common Stock of the Issuer outstanding as of October 19, 2007.  RTI has shared voting power but no investment power with respect to all shares of Common Stock referred to above.

(2)   Vestar Capital Partners V, L.P., as the sole managing member of RTI, may be deemed to be beneficial owner of the 9,811,140 shares of Common Stock (including 603,077 shares issuable upon the exercise of Options exercisable within 60 days of the formation of the “group”) beneficially owned by RTI, constituting approximately 40.4% of the Common Stock of the Issuer outstanding as of October 19, 2007. Vestar may be deemed to have shared voting power but no investment power with respect to all shares of Common Stock referred to above.

(3)   Vestar Associates V, L.P., as the general partner of Vestar, may be deemed to be beneficial owner of the 9,811,140 shares of Common Stock (including 603,077 shares issuable upon the exercise of Options exercisable within 60 days of the formation of the “group”) beneficially owned by Vestar, constituting approximately 40.4% of the Common Stock of the Issuer outstanding as of October 19, 2007.  Associates may be deemed to have shared voting power but no investment power with respect to all shares of Common Stock referred to above.

(4)   Vestar Managers V Ltd., as the general partner of Associates, may be deemed to be beneficial owner of the 9,811,140 shares of Common Stock (including 603,077 shares issuable upon the exercise of Options exercisable within 60 days of the formation of the “group”) beneficially owned by Associates, constituting approximately 40.4% of the Common Stock of the Issuer outstanding as of October 19, 2007.  Managers may be deemed to have shared voting power but no investment power with respect to all shares of Common Stock referred to above.

(5)   Daniel E. Dosoretz beneficially owns 3,897,027 shares of Common Stock (including 403,077 shares issuable upon the exercise of Options exercisable within 60 days of the formation of the “group”), constituting approximately 16.0% of the Common Stock outstanding as of October 19, 2007. Mr. Dosoretz has shared voting power and sole investment power with respect to all the shares of Common Stock referred to above.

(6)   Howard M. Sheridan beneficially owns 2,261,159 shares of Common Stock, constituting approximately 9.3% of the Common Stock outstanding as of October 19, 2007. Mr. Sheridan has shared voting power and sole investment power with respect to all the shares of Common Stock referred to above.

(7)   James H. Rubenstein beneficially owns 2,624,745 shares of Common Stock (including 200,000 shares issuable upon the exercise of Options exercisable within 60 days of the formation of the “group”), constituting approximately 10.8% of the Common Stock outstanding as of October 19, 2007. Mr. Rubenstein has shared voting power and sole investment power with respect to all the shares of Common Stock referred to above.

(8)   Michael J. Katin beneficially owns 1,028,209 shares of Common Stock, constituting approximately 4.2% of the Common Stock outstanding as of October 19, 2007. Mr. Katin has shared voting power and sole investment power with respect to all the shares of Common Stock referred to above.

(c)           To the best knowledge of the Reporting Persons, except for the transactions described in this statement, none of the Reporting Persons or the individuals named in Schedule A to this Schedule 13D has effected any transactions in the securities of the Issuer during the past 60 days.

(d)           Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported by this statement.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

SUPPORT AND VOTING AGREEMENTS

The information set forth under Item 4 is hereby incorporated by reference.

ROLLOVER SUBSCRIPTION AGREEMENTS, LLC AGREEMENT AND SECURITYHOLDERS AGREEMENT

Pursuant to the Support Agreements, each Management Holder has agreed to enter into a Management Stock Contribution and Unit Subscription Agreement substantially in the form attached hereto within Exhibit 99.8, 99.9, 99.10 or 99.11, respectively (collectively, the “Rollover Subscription Agreements”), pursuant to which each such holder will contribution a portion of his shares of Common Stock to RTI immediately prior to the effective time of the Merger in exchange for units of limited liability company interest in RTI.  Each Rollover Subscription Agreement contains, among other provisions, certain call options as more fully described within Exhibits 99.8 through 99.11.  In addition, the Rollover Subscription Agreement with Dr. Daniel E. Dosoretz gives Dr. Dosoretz a put option, exercisable after the third anniversary of the closing date of the Merger, with respect to an amount of equity in RTI not to exceed the value of the shares of Common Stock contributed by him in connection with the Merger in the event his employment with the Issuer (as the surviving corporation in the Merger) is terminated by the Issuer without “cause” (as defined in the Rollover Subscription Agreement) or by Dr. Dosoretz for “good reason” (as defined in the Rollover Subscription Agreement) and, at the time of such termination, the Issuer meets certain performance targets, as more fully described within Exhibit 99.8.

In connection with the Management Holders’ subscription for equity interest in RTI, each such holder will also execute an amended and restated limited liability company agreement of RTI substantially in the form attached hereto as Exhibit 99.5 (the “LLC Agreement”), and a securityholders agreement substantially in the form attached hereto as Exhibit 99.6 (the “Securityholders Agreement”).  The LLC Agreement will set forth certain terms of limited liability interests in RTI, including, without limitation, the right of members to receive distributions from distributable assets of RTI, as more fully described in Exhibit 99.5.  The Securityholders Agreement will set forth, among other things, the composition of the board of managers of RTI, restrictions on the transfer of securities owned by Vestar or the Management Holders (in each case subject to certain exemptions), registration rights, “tag-along” rights, “drag-along” rights and preemptive rights, in each case as more fully described in Exhibit 99.6.

EMPLOYMENT AGREEMENTS

Pursuant to the Support Agreements, the Management Holders have also agreed to enter into certain employment agreements with Holdings, the Issuer (as the surviving corporation in the Merger), and/or 21st Century Oncology, Inc., a wholly-owned subsidiary of the Issuer (“21st Century”), which employment agreements are attached hereto within Exhibit 99.8 through 99.11 (collectively, the “Employment Agreements”).  The Employment Agreement (or Employment Agreements) for each Management Holder sets forth the terms and conditions of such person’s employment as an officer of the Issuer and/or a physician of 21st Century after the consummation of the Merger, including, without limitation, compensation, severance benefits and covenant-not-to-compete, in each case as more fully described within Exhibits 99.8 through 99.11.  In addition, the Employment Agreement with Dr. Dosoretz provides that in consideration of Dr. Dosoretz agreement not to engage in certain competitive activities until the later of (x) the fifth anniversary of the closing date of the Merger and (y) three years after the termination of his employment with the Issuer, the Issuer shall pay Dr. Dosoretz $6,000,000 in cash, payable in three equal installments on the closing date of the Merger and the first and second anniversary of the closing date, provided that the Issuer will have no further obligation to make any such payment if Dr. Dosoretz materially breaches his covenant-not-to-compete.

EQUITY INCENTIVE PLAN AND INCENTIVE UNIT SUBSCRIPTION AGREEMENTS

Pursuant to the Support Agreements, the Management Holders have also agreed to accept certain incentive equity arrangements.  The Management Holders will be eligible to participate in a unit award plan substantially in the form attached hereto as Exhibit 99.7 (the “Equity Incentive Plan”), pursuant to which the board of managers of RTI will be authorized to issue units of limited liability company interests to the Management Holders.  The units granted under the Equity Incentive Plan will be subject to both time-based and performance-based vesting.  The Management Holders will subscribe for the units granted under the Equity Incentive Plan pursuant to a Management Unit Subscription Agreement substantially in the form attached within Exhibits 99.8 through 99.11 (collectively, the “Incentive Unit Subscription Agreements”).

The descriptions of the Support Agreements and the forms of the Rollover Subscription Agreement, the LLC Agreement, the Securityholders Agreement, the Employment Agreements, the Incentive Unit Plan and the Incentive Unit Subscription Agreements do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, copies of which are filed as Exhibits hereto and incorporated herein by reference.

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the

Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated October 28, 2007, by and among the Reporting Persons.

Exhibit 99.2

Agreement and Plan of Merger, dated as of October 19, 2007, by and among Radiation Therapy Services, Inc., Radiation Therapy Services Holdings, Inc., RTS MergerCo, Inc. and for purposes of Section 7.2 only, Radiation Therapy Investments, LLC.

Exhibit 99.3

Commitment Letter, dated as of October 19, 2007, by and among Wachovia Bank, National Association, Wachovia Investment Holdings, LLC, Wachovia Capital Markets, LLC and Radiation Therapy Services Holdings, Inc.

Exhibit 99.4	Equity Commitment Letter, dated as of October 19, 2007, by and between Vestar Capital Partners V, L.P. and Radiation Therapy Services Holdings, Inc.

Exhibit 99.5	Form of Amended and Restated Limited Liability Company Agreement of Radiation Therapy Investments, LLC.

Exhibit 99.6	Form of Securityholders Agreement by and among Radiation Therapy Investments, LLC and the securityholders party thereto.

Exhibit 99.7	Form of Radiation Therapy Investments, LLC 2008 Unit Award Plan.

Exhibit 99.8

Support and Voting Agreement, dated as of October 19, 2008, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and Daniel E. Dosoretz, including forms of Rollover Subscription Agreement, Employment Agreements and Incentive Unit Subscription Agreement attached as exhibits thereto.

Exhibit 99.9

Support and Voting Agreement, dated as of October 19, 2008, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and Howard M. Sheridan, including forms of Rollover Subscription Agreement, Employment Agreement and Incentive Unit Subscription Agreement attached as exhibits thereto.

Exhibit 99.10

Support and Voting Agreement, dated as of October 19, 2008, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and James H. Rubenstein, including forms of Rollover Subscription Agreement, Employment Agreements and Incentive Unit Subscription Agreement attached as exhibits thereto.

Exhibit 99.11

Support and Voting Agreement, dated as of October 19, 2008, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and Michael J. Katin, including forms of Rollover Subscription Agreement, Employment Agreement and Incentive Unit Subscription Agreement attached as exhibits thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 29, 2007

RADIATION THERAPY INVESTMENTS, LLC

By:	/s/James L. Elrod, Jr.
Name: James L. Elrod, Jr.
Title: President

VESTAR CAPITAL PARTNERS V, L.P.

By:	Vestar Associates V, L.P.,
its General Partner

By:	Vestar Managers V Ltd.,
its General Partner

By:	/s/James L. Elrod, Jr.
Name: James L. Elrod, Jr.
Title: Managing Director

VESTAR ASSOCIATES V, L.P.

By:	Vestar Managers V Ltd.,
its General Partner

By:	/s/James L. Elrod, Jr.
Name: James L. Elrod, Jr.
Title: Managing Director

VESTAR MANAGERS V LTD.

By:	/s/James L. Elrod, Jr.
Name: James L. Elrod, Jr.
Title: Managing Director

/s/Daniel E. Dosoretz
Name: Daniel E. Dosoretz

/s/Howard M. Sheridan
Name: Howard M. Sheridan

/s/James H. Rubenstein
Name: James H. Rubenstein

/s/Michael J. Katin
Name: Michael J. Katin

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF

RADIATION THERAPY INVESTMENTS, LLC
AND

VESTAR MANAGERS V LTD.

*Unless indicated otherwise, all individuals listed in this Schedule A are citizens of the United States.

**The business address of all individuals listed in this Schedule A is c/o Vestar Capital Partners V, L.P., 245 Park Avenue, 41st Floor, New York, New York, 10167.

Radiation Therapy Investments, LLC

James L. Elrod, Jr., President and Manager

Erin L. Russell, Vice President and Manager

Jack M. Feder, Secretary

Vestar Managers V Ltd.

Daniel S. O’Connell, sole director and Managing Director

Norman W. Alpert, Managing Director

Bryan J. Carey, Managing Director

James L. Elrod, Jr., Managing Director

Jack M. Feder, Managing Director

James P. Kelley, Managing Director

Sander M. Levy, Managing Director

Kevin Mundt, Managing Director

Brian K. Ratzan, Managing Director

Robert L. Rosner, Managing Director

Brian P. Schwartz, Managing Director

John R. Woodard, Managing Director

Index of Exhibits

Exhibit 99.1	Joint Filing Agreement, dated October 28, 2007, by and among the Reporting Persons.

Exhibit 99.2

Agreement and Plan of Merger, dated as of October 19, 2007, by and among Radiation Therapy Services, Inc., Radiation Therapy Services Holdings, Inc., RTS MergerCo, Inc. and for purposes of Section 7.2 only, Radiation Therapy Investments, LLC.

Exhibit 99.3

Commitment Letter, dated as of October 19, 2007, by and among Wachovia Bank, National Association, Wachovia Investment Holdings, LLC, Wachovia Capital Markets, LLC and Radiation Therapy Services Holdings, Inc.

Exhibit 99.4	Equity Commitment Letter, dated as of October 19, 2007, by and between Vestar Capital Partners V, L.P. and Radiation Therapy Services Holdings, Inc.

Exhibit 99.5	Form of Amended and Restated Limited Liability Company Agreement of Radiation Therapy Investments, LLC.

Exhibit 99.6	Form of Securityholders Agreement by and among Radiation Therapy Investments, LLC and the securityholders party thereto.

Exhibit 99.7	Form of Radiation Therapy Investments, LLC 2008 Unit Award Plan.

Exhibit 99.8

Support and Voting Agreement, dated as of October 19, 2008, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and Daniel E. Dosoretz, including forms of Rollover Subscription Agreement, Employment Agreements and Incentive Unit Subscription Agreement attached as exhibits thereto.

Exhibit 99.9

Support and Voting Agreement, dated as of October 19, 2008, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and Howard M. Sheridan, including forms of Rollover Subscription Agreement, Employment Agreement and Incentive Unit Subscription Agreement attached as exhibits thereto.

Exhibit 99.10

Support and Voting Agreement, dated as of October 19, 2008, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and James H. Rubenstein, including forms of Rollover Subscription Agreement, Employment Agreements and Incentive Unit Subscription Agreement attached as exhibits thereto.

Exhibit 99.11

Support and Voting Agreement, dated as of October 19, 2008, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and Michael J. Katin, including forms of Rollover Subscription Agreement, Employment Agreement and Incentive Unit Subscription Agreement attached as exhibits thereto.